

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 1, 2015

Joseph Onyero
Chief Executive Officer
Bebuzee Ltd.
30 Avenue Road
Bournemouth, BH2 5SL
United Kingdom

      Re: **Bebuzee Ltd.**
               Amendment No. 2 to Registration Statement on Form F-1
               Filed November 30, 2015
               File No. 333-206577

Dear Mr. Onyero:

      Our preliminary review of your registration statement indicates that it fails to include an audit report for the years ended March 31, 2015 and 2014 and an updated consent from your independent accountant. We refer you to Item 8 of Form 20-F. Also, information in the footnotes to the audited financial statements should reflect information at and for the year ended March 31st in addition to the interim period. We will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request.

                                  Sincerely,

                                  /s/ Kathleen Collins

                                  Kathleen Collins
                                  Accounting Branch Chief
                                  Office of Information Technologies
                                  and Services